Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release






SEC MAIL PROCESSING
RECEIVED
JUL 17 2006
WASH, D.C.
190
SECTION

Basel, 10 July 2006

Avastin filed in Europe for first-line treatment of women with advanced breast cancer

Breakthrough therapy doubles the time women live without their breast cancer progressing

Roche announced today that it has submitted a Marketing Authorisation application to the European Medicines Agency (EMEA) for the use of its innovative new cancer drug Avastin in previously untreated advanced (metastatic) breast cancer. The filing is based on impressive Phase III trial data which show that the addition of Avastin to standard chemotherapy as a primary treatment for advanced breast cancer doubled the time women lived without their disease advancing, compared to chemotherapy alone. This is remarkable and the first Phase III study involving an anti-angiogenic agent to report positive outcome for patients with advanced breast cancer.

"Breast cancer is a devastating disease and is the leading cause of cancer death in women in Europe, affecting more than one in ten women. Avastin has shown excellent progression-free survival data in treating the disease," says Eduard Holdener, Head of Roche Pharmaceuticals Development. "The filing is an important milestone, demonstrating that anti-angiogenic therapy is changing the way that cancer is treated. It is a further step forward for Avastin to become part of the treatment armamentarium for a whole range of tumour types."

After colorectal and lung cancer, breast cancer is the third type of cancer in which the anti-angiogenic agent Avastin has demonstrated significant survival benefit. Roche plans to file Avastin in Europe later this year in advanced NSCLC, the most common form of lung cancer, as well as to broaden the current label in metastatic colorectal cancer. In Europe, Avastin was approved in early 2005 and in the US in February 2004 for first-line treatment of patients with advanced colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment

for patients with advanced colorectal cancer. In addition, Avastin was filed in April this year in the US for NSCLC. The first filing for Avastin in Japan occurred the same month for the treatment of advanced colorectal cancer. Most recently in May 2006 Avastin was filed in the US for the treatment of women with advanced breast cancer.

About the E2100 study

This is the first Phase III study to evaluate Avastin in combination with chemotherapy for first-line treatment of metastatic breast cancer. This randomised, controlled, multi-centre study enrolled 722 women with previously untreated metastatic breast cancer. The study was sponsored by the National Cancer Institute (NCI), part of the National Institutes of Health, and conducted by a network of researchers led by the Eastern Cooperative Oncology Group (ECOG). The patients were randomised to receive treatment with paclitaxel with or without Avastin. Avastin was given at a dose of 10mg/kg every two weeks until disease progression. The results showed that patients receiving Avastin plus paclitaxel had a median progression-free survival (PFS) of more than a year while patients receiving paclitaxel alone had a median PFS of approximately six months. Overall in the trial, patients treated with Avastin plus paclitaxel had a 52 percent reduction in the risk of disease progression or death, as expressed by a hazard ratio of 0.48 (1-0.48=0.52 or 52%), which is also identical to doubling PFS (1/0.48= ~2). Overall survival data for this trial are currently immature.

Patients with HER2-positive metastatic breast cancer were not enrolled in the study unless they had received prior treatment with Herceptin (trastuzumab) or were unable to receive treatment with Herceptin.

Overall, Avastin was safe and well tolerated in patients with locally recurrent or metastatic breast cancer at the recommended dose of 10 mg/kg every two weeks.

About Avastin

Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian

cancer, renal cell carcinoma, prostate and others) and different settings (advanced and adjuvant ie post-operation). The total development programme is expected to include over 40,000 patients worldwide


PROCESSING
RECEIVED
JUN 17 2006
WASH, D.C.
190
SECTION

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information:

- Roche in oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Cancer: www.health-kiosk.ch/start_krebs.htm

Media Relations Contacts:

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release


Roche


SEC MAIL PROCESSING
RECEIVED
JUN 17 2006
WASH. D.C.
190
SECTION

Basel, 11 July 2006

MabThera approved in Europe for maintenance therapy in patients with common form of lymphoma

Life-saving medicine reduces the risk of death by almost half

Roche announced today that the European Commission has approved MabThera (rituximab) as maintenance therapy for patients with relapsed or refractory follicular Non-Hodgkin's Lymphoma (NHL), the most common form of indolent NHL. MabThera maintenance therapy reduces the risk of death by almost half (48%) for patients with this form of NHL, compared to standard disease management.

NHL is one of the fastest growing cancers and has grown in incidence by 80% since the early 1970s.[i] If the number of cases continues to increase at current rates, NHL will have an incidence similar to that of breast, colon, lung and skin cancer by the year 2025. Indolent NHL is a slow developing cancer and patients may live many years with the disease but standard treatments cannot cure it.

"Maintenance therapy with MabThera is the first treatment in 30 years that prolongs the life of these patients to such an extent," said William M. Burns, CEO Division Roche Pharma "The quick approval of MabThera maintenance therapy mirrors the dramatic survival benefit this medicine can bring to the patient providing new hope to control the disease."

MabThera was previously approved in the EU for first-line treatment of both aggressive and indolent NHL (in combination with chemotherapy) and as a second-line monotherapy for indolent NHL. This new indication gives patients with relapsed follicular NHL a better chance to live disease- free for longer, allowing them up to an additional 3 years without new chemotherapy treatments.

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Label Extension Based On Pivotal Study

The label extension is based on the impressive results of the EORTC (European Organisation for Research and Treatment of Cancer) 20981 study, performed in 18 countries worldwide, that was presented at the 47th annual conference of the American Society of Hematology in Atlanta in December 2005. For more details on the study design and results, see the 'further information' section at the end of this release.

About MabThera

MabThera is a therapeutic antibody that binds to a particular protein - the CD20 antigen - on the surface of normal and malignant B-cells. It then recruits the body's natural defences to attack and kill the marked B-cells. Stem cells (B-cell progenitors) in bone marrow lack the CD20 antigen, allowing healthy B-cells to regenerate after treatment and return to normal levels within several months.

MabThera is indicated for the treatment of indolent and aggressive Non-Hodgkin's Lymphoma. To date, patients have received more than 730,000 treatments with MabThera worldwide.

Genentech and Biogen Idec co-market MabThera in the United States, and Roche markets MabThera in the rest of the world, except Japan, where MabThera is co-marketed by Chugai and Zenyaku Kogyo Co. Ltd.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional Information:

- Information on the pivotal study EORTC 20981: www.roche.com/med_mb[illegible]
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Lymphoma: www.lymphoma-net.org
- The Lymphoma Coalition: www.lymphomacoalition.org
- Cancer: www.health-kiosk.ch/start_krebs.htm
- World Health Organization: www.who.int


SEC MAIL
PROCESSING
JUN 17 2006
WASH, D.C.
190
SECTION

Footage of leading lymphoma doctors talking about maintenance therapy can be viewed and downloaded via www.thenewsmarket.com/roche

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

---

[1] World Health Report 2000, World Health Organization, www.who.int.

Media release



Basel, 11 July 2006

MabThera approved for use in rheumatoid arthritis in Europe

Unique mode of action brings new treatment option to rheumatoid arthritis suffers with an inadequate response to current biologic therapies

Roche announced today that MabThera (rituximab) has been approved by the European Commission for the treatment of rheumatoid arthritis (RA) in Europe. MabThera in combination with methotrexate is indicated for the treatment of adult patients with severe active rheumatoid arthritis who have had an inadequate response or are intolerant to current treatment options including one or more tumour necrosis factor (TNF) inhibitors. MabThera is the first and only selective B cell therapy for RA offering a fundamentally different treatment approach. B cells play a key role in driving the RA disease process and MabThera is thought to break this process so preventing disease effects and leading to lasting benefits for the patient.

The approval of MabThera is based on the impressive results of the REFLEX[1] trial where MabThera in combination with methotrexate, was shown to be a highly effective therapy for controlling symptoms and improving the physical and mental health of patients with RA. FDA approval was received in the US earlier this year.

RA is one of the most common forms of autoimmune disease which affects more than 21 million people worldwide, with as many as 3 million sufferers in Europe alone. Currently up to 40 per cent of people with RA who are treated with biologic therapies such as TNF inhibitors, do not have satisfactory outcomes.


JUN 17 2006

"Due to the high number of patients who do not respond or tolerate currently available therapies, there is a great need for novel and effective options", said William M. Burns, CEO of Roche's Pharmaceutical Division. "We are confident that MabThera, Roche's first innovative treatment for

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

RA, will bring relief to patients with this debilitating disease and that our ongoing research and development programmes will yield more therapies for those who need them."

About the REFLEX study

The REFLEX study is a multi-centre, randomized, double-blind, placebo-controlled Phase III study. In this trial, patients who received an initial course of only two infusions of 1000mg of MabThera two weeks apart, with a stable dose of methotrexate displayed a statistically significant improvement in symptoms (ACR[2]) measured at 24 weeks, compared to those receiving placebo and methotrexate. Consistent with previous findings, analysis of the REFLEX 24-week data did not reveal any unexpected safety signals. Roche continue to monitor the long-term safety of MabThera in all clinical trials.

One year data presented recently at a major European congress (EULAR) showed that MabThera significantly inhibits the structural damage to joints caused by RA in patients who have had an inadequate response to TNF inhibitor therapies. To date no other RA therapy has shown evidence of inhibition of joint structural damage in this patient group. In addition, the question around subsequent treatment courses was answered as patients receiving additional courses did so between 6 and 12 months after the initial course and experienced further improvement of symptoms. Furthermore, remission rates doubled from a DAS28[3] remission rate of 6% following an initial course to 13% following a second course of MabThera treatment.

A comprehensive Phase III clinical development programme is currently underway to further investigate the potential clinical benefit of MabThera in earlier RA.

About rheumatoid arthritis

Rheumatoid arthritis is a progressive, systemic autoimmune disease characterized by inflammation of the membrane lining in joints. This inflammation causes a loss of joint shape and function, resulting in pain, stiffness and swelling, ultimately leading to irreversible joint destruction and disability. Characteristics of RA include swelling, pain, and movement limitation around joints of the hands, feet, elbows, knees and neck. RA may shorten life expectancy by affecting major organ systems and after 10 years, less than 50% of patients can continue to work or function normally on a day to day basis.

About MabThera in rheumatoid arthritis

MabThera selectively targets a subset of B cells that express CD20, leaving stem, pro-B and plasma cells unaffected. The B cells play a key role in the autoimmune process of RA and MabThera aims to interrupt this process by inhibiting a series of reactions inflaming the synovia and leading to

cartilage loss and bone erosion that is characteristic of the disease . More than 1000 patients with RA have been treated with MabThera in clinical trials to date.

MabThera is well established in the treatment of a form of lymphatic cancer called non-Hodgkin's lymphoma (NHL) where over 730,000 patients have been treated with MabThera over a seven year period without major safety concerns

MabThera is marketed in the US by Genentech and Biogen Idec under the brand name Rituxan

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

For further information:

-British Society for Rheumatology: www.rheumatology.org.uk

-American College of Rheumatology: www.rheumatology.org

-About Genentech: www.gene.com

-About BiogenIdec: www.biogenidec.com.


SEC MAIL
PROCESSING
RECEIVED
JUN 1 7 2006
WASH, D.C.
190
SECTION

Media Relations Contacts:

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head R&D Communications)
- Martina Rupp

References:

[1]The REFLEX study (Randomised Evaluation oF Long-term Efficacy of Rituximab in RA) is a multi-centre, randomized, double-blind, placebo-controlled Phase III study.

[2]The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20 or 50% level of reduction (the percentage of reduction of RA symptoms) is represented as ACR20, ACR50 or ACR70. An ACR70 response is exceptional for existing treatments and represents a significant improvement in a patient's condition.

[3]The DAS28 score reflects improvements in inflammatory disease activity in RA. The DAS28 represents a composite index of disease activity and is calculated by combining scores for swelling and tenderness in 28 joints with physician and patient global assessments of disease activity and C-reactive protein (CRP) level. Remission is defined as a DAS28 score of less than 2.6 and is considered to be a point at which a patient experiences no symptoms of disease.